InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



By courie



Leuven, 27 October, 2006

Dear Madam,

InBev

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

11/7

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

InBev Celebrates a Decade of Bartending Excellence

10th Anniversary of Stella Artois® World Draught Master Competition

The tenth edition of the Stella Artois® World Draught Master Competition - a contest that rewards the world's best pourer of Belgian beers - took place today in the Stella Artois brewery in Leuven, the hometown of Stella Artois®. InBev brought together 26 international finalists for the competition, which is the highlight of 12 months hard work in training bartenders from all over the world. This year's Stella Artois® World Draught Master title has been awarded to Michaela Joita - Romania (1st place winner), Ruslan Skoropud – the Ukraine (1st runner-up) and Natasja Villette - Belgium (2nd runner-up).

First held in 1997, the Stella Artois® World Draught Master Competition assembles the best bartenders from around the world to rate their tapping skills, bottle-pouring finesse and table-serving protocol when it comes to serving Belgian beers. Every step of a competitor's attempt to perform the "perfect pour" is carefully scrutinized by a panel of expert judges. The winner receives a free trip to a worldwide destination of their choice; two runner-ups receive a free trip anywhere in Europe.

Always a fight to the finish, the competition heralds the importance of the Stella Artois® 9-step pouring ritual: a cleaning process, the position of the tap (not touching the beer, head or glass), the size of the head (no higher than two fingers), and a careful re-dipping of the glass in cool water to restore its proper drinking temperature – all of which ensure that a Stella Artois® will always taste its best. Even the shape of the brand's signature chalice glass is chosen to release all of the beer's multi-textured aromas.

This annual contest welcomes the winners of locally-held contests from more than 26 countries - from Taiwan to Kazakhstan - a broad spectrum of international Stella Artois® brand ambassadors who reflect the widespread global appeal of Belgium's premium lager.

Alexander Darwazeh, Stella Artois® Global Brand Director says: "*Without a doubt, a well-poured beer adds something special to the experience, which is why for the last decade we've organized the Stella Artois® Draught Master competition, celebrating the fine art of pouring a perfect chalice of the world's most popular Belgian beer.*"

This years competition participants came from: Australia, Azerbaijan, Brazil, Belgium, Bulgaria, Canada, Croatia, Cyprus, Czech Republic, Dubai, Gibraltar, Greece, Hong Kong, Hungary, Israel, Italy, Japan, Kazakhstan, Luxembourg, New Zealand, Romania, Russia, South Africa, Taiwan, Ukraine and the USA.

Pictures of the winners will be available on www.inbev.com.